Enterra Energy Trust Announces

Closing of Swap Agreement with JED Oil Inc.

Calgary, AB - September 29, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) is pleased to report that it has closed the previously announced property swap with JED Oil Inc. (“JED”) (AMEX: JDO) whereby Enterra acquired 100% of JED’s interests in the East Central and Ricinus areas of Alberta, and the Desan area of North East British Columbia.

As part of the closing, the existing farmouts, joint services and business principles agreements between Enterra, JMG Exploration, Inc. (NYSE ARCA: JMG, JMG+) (“JMG”) and JED have been terminated.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates, and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

Additional information can be obtained at the Trust’s website at www.enterraenergy.com.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 538-3580

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com